April 20, 2010

Mr. Donald A. Stewart
Chief Executive Officer
Sun Life Financial, Inc.
150 King Street West, 6th Floor
Toronto, Ontario
Canada M5H 1J9

Re: **Sun Life Financial, Inc.**
       Form 40-F for the Fiscal Year Ended December 31, 2009
       Filed February 11, 2010
       File No. 001-15014

Dear Mr. Stewart:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 1. Annual Management's Discussion and Analysis for the year ended December 31, 2009

Critical Accounting Policies and Estimates

Fair Value of Investments, page 14

1. For your transfers in or out of Level 3, please disclose the following information.

- Your policy for recording transfers in or out of Level 3, particularly the timing of these transfers;
- The amount of transfers in and the amount of transfers out in the Level 3 roll forward for each period presented.
- The significant inputs that you no longer considered to be observable and any other factors that supported these transfers in or out of Level 3; and
- Any material gain or loss you recognized on those assets or liabilities transferred in or out of Level 3 for each period presented. Ensure that your response quantifies the impact of realized/unrealized gains (losses) related to the transferred securities that was excluded from the Level 3 roll forward.

Financial Performance

2009 Consolidated Results of Operations

Review of actuarial methods and assumptions, page 26

2. Your disclosure explains and quantifies the impact of the review and update of actuarial methods and assumption changes in 2009. Please revise your disclosure to ensure that your quantifications of the relevant forward-looking sensitivities disclosed on pages 11-13 are linked with the historical impact of assumption changes disclosed on page 26. If the forward-looking sensitivities differ materially from your actual experience, please disclose the factors that you considered in concluding that they were an appropriate measure of the reasonably likely future impact of changes in key assumptions underlying these critical accounting estimates.

Income Taxes, page 27

3. Please disclose the reason for the change in the dollar amount for each of the line items in the table on page 58 that caused the decrease in the effective worldwide income tax from 2008 to 2009. Disclose the expected effect of these factors, if any, on your future results of operations.

4. Please disclose how the enactment of Canadian tax rules that increased your income tax recovery in 2009 by $174 million and how the release of the valuation allowance that increased your income tax recovery by $101 million in 2009 are reflected in your income tax rate reconciliation on page 58. Further, disclose the relevance of the $135 million increase in actuarial liabilities that you indicate partially offset the $174 million.

Exhibit 2. Consolidated Financial Statements for the year ended December 31, 2009

19. Income Taxes, page 57

5. Please revise your disclosure to provide the following information.

    *   We were unable to locate all the proposed disclosure provided in the
        response to comment two in your letter dated June 2, 2009. Expand your
        disclosure to include similar information.
    *   Your explanation of reconciling items on page 58 does not explain the
        caption "higher (lower) effective rates on income subject to taxation in
        foreign jurisdiction." Expand your disclosure to include this information.
    *   You state that the $517 million benefit from accumulated tax losses was
        recognized in 2009 to the extent that it was "more likely than not" to be
        realized. We are unable to locate the corresponding amount in the
        reconciliation table on page 58. Please advise us.
    *   The net valuation allowance on deferred tax assets /liabilities decreased by
        $169 million in 2009. We are unable to locate the corresponding amounts
        in the reconciliation table on page 58. Please advise us.

6. You state that future income tax expense (benefit) represents the movement
    during the year in the cumulative temporary differences between the carrying
    value of the Company's assets and liabilities on the balance sheet and their
    values for tax purposes. However, the future income tax expense (benefit) in
    2009 and the corresponding changes in future tax assets and liabilities, as
    disclosed in Note 19, do not appear to be consistent with this statement.
    Please provide us with an analysis that explains the difference between future
    income tax expense (benefit) for 2009 and the movement in future tax assets
    and liabilities during 2009. Also, provide us with an analysis that explains the
    difference between the Company's effective worldwide income tax rate and
    the combined Canadian federal and provincial statutory income tax rate for
    other comprehensive income (loss) in 2009.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provide the requested information. Detailed letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant